Evergreen Offit National Municipal Bond Fund: Annual Report as of December 31, 2002

table of contents

1	LETTER TO SHAREHOLDERS
4	FUND AT A GLANCE
6	PORTFOLIO MANAGER INTERVIEW
9	FINANCIAL HIGHLIGHTS
13	SCHEDULE OF INVESTMENTS
16	STATEMENT OF ASSETS AND LIABILITIES
17	STATEMENT OF OPERATIONS
18	STATEMENTS OF CHANGES IN NET ASSETS
19	NOTES TO FINANCIAL STATEMENTS
23	INDEPENDENT AUDITORS’ REPORT
24	ADDITIONAL INFORMATION
28	TRUSTEES AND OFFICERS

This annual report must be preceded or accompanied by a prospectus of the Evergreen fund contained herein. The prospectus contains more complete information, including fees and expenses, and should be read carefully before investing or sending money.

Mutual Funds:
NOT FDIC INSURED	MAY LOSE VALUE	NOT BANK GUARANTEED

Evergreen InvestmentsSM is a service mark of Evergreen Investment
Management Company, LLC. Copyright 2002.

Evergreen mutual funds are distributed by Evergreen Distributor, Inc.,
90 Park Avenue, 10th Floor, New York, NY 10016.

LETTER TO SHAREHOLDERS

February 2003

William M. Ennis President and Chief Executive Officer	Dennis H. Ferro President and Chief Investment Officer
Dear Evergreen Shareholder:

We are pleased to provide the annual report for the Evergreen Offit National Municipal Bond Fund, which covers the 12-month period ended December 31, 2002.

Market analysis

The year ended December 31, 2002, was yet another challenging period for investors. Market volatility in the financial markets was attributed to the disappointing fundamentals of a weaker-than-expected recovery and the financial scandals at Enron, WorldCom and Tyco. If these challenges were not enough, investors also had to contend with the uncertain geopolitical situation, with the potential for war and possible terror attacks weighing heavily on everyone’s minds. Many investors chose to reduce their exposure to the equity markets as stocks declined for the third consecutive year, a phenomenon that had not occurred in more than six decades. Bonds were led by the strength in Treasuries, whose traditional safe-haven status attracted throngs of investors. At one point, the yield on 10-year U.S. Treasuries fell below 3.6% despite a $150 billion federal budget deficit. Cash levels also rose with an estimated $6.5 trillion sitting on the sidelines, an amount equivalent to two-thirds of total U.S. gross domestic product (GDP).

As the year began, optimism swirled that the momentum in fourth-quarter GDP would translate into a solid recovery with improved corporate profitability. After all, the economy grew and the equity markets had soared in the wake of the terrorist attacks, and the appearance of stability was welcome by investors across the land. Most believed that the recession was over, the recovery would gain traction, and the financial markets would recover.

But the first disappointment came from Enron. First-quarter GDP was strong and investors were initially optimistic, yet as the story of the scandal spread, dragging down Arthur Andersen and overall confidence in the accounting industry, investor optimism quickly waned. Other issues of corporate malfeasance surfaced and it soon became evident that Enron was not an isolated scandal. These disturbing revelations were compounded by weaker-than-expected earnings for the first quarter and slower-than-projected economic growth during the second quarter.

Of the accounting scandals that emerged during the first half of the year, the knockout punch for the market came with WorldCom’s announcement of a $2.7 billion restatement of earnings at the beginning of the summer. No one believed this to be the final revelation, and leadership in Washington took needed steps to restore investor confidence. President Bush, members of Congress, and the SEC all became involved. Legislation was created in the form of the Sarbanes-Oxley Act of 2002, requiring new procedures for financial reporting and outlining the punishment for corporate criminals. Corporate CEOs and CFOs are

LETTER TO SHAREHOLDERS continued

now required to sign the financial statements submitted to the SEC. Despite such steps, investor confidence lost ground and the markets slid to a new low in July.

By mid-summer, just as investors were regaining hope regarding the integrity of financial reporting, saber rattling with Iraq increased and economic growth weakened. The anniversary of the September 11 attacks rekindled fears of potential terrorism, and third-quarter GDP was well below forecast. Earnings estimates were ratcheted downward yet again, and all eyes turned to Federal Reserve Board chairman Alan Greenspan. The Fed opted to change its policy bias toward easing at the October meeting, but ultimately surprised investors with a larger than expected 50-basis point cut in early November. The success of Republicans in the mid-term elections also appeared to favor investors, and the equity markets, which rallied in anticipation of these two events, finished the year with a positive quarter. Despite bouncing off the October lows, equities finished the year in negative territory. Bonds, however, provided handsome returns, as Treasuries, corporates and municipals all benefited from low inflation and an accommodating Fed. Proper asset allocation once again confirmed that a diversified portfolio provided greater opportunity for the success of long-term investors.

International equity markets also had a difficult year as a lack of meaningful economic growth and slack corporate profitability became a global phenomenon. The European Central Bank (ECB) was caught in a balancing act between supporting its new currency, the euro, and watching a slowdown in pan-European economic activity. While inflation was moderate in the larger continental countries, unemployment remained an issue. Corporate profitability also remained weak and gave no lift to market averages. Asia was again dominated by the ongoing lethargy of the Japanese economy and the inability of the country’s political leadership to implement viable solutions to end their decade-long recession. Emerging markets were mixed as Asian markets (excluding Japan) rebounded, while Latin America was affected by setbacks in Argentina and Brazil.

Looking ahead, we believe the U.S. economy will continue its moderate path of recovery in 2003. We project GDP growth in the range of 3%, supported by mild levels of personal consumption and a gradual improvement in business spending. Manufacturing may continue to inch along in the first half of the year, yet services should build on under-appreciated strength in that sector during 2002. The outlook for inflation remains positive for consumers, yet businesses will once again be challenged by a lack of meaningful pricing power, preventing the traditional surge in corporate earnings common in early-cycle recoveries. Unemployment will likely remain in the 6% range, yet investors need to keep in mind that this is a relatively healthy rate compared to the two most recent economic recoveries, when the jobless rate climbed above 10% in 1983 and approached 8% in 1992.

In our opinion, gradually improving fundamentals, including solid productivity growth, could keep the Fed on the sidelines for at least the first half of 2003. Since January 2001, the Fed has reduced short-term interest rates by more than 80%. We believe this aggressive easing cycle helped prevent many of the extreme consequences of prior recessions, while enabling the economy to muddle through the initial stages of recovery in a very uncertain global environment. Given the mild pace of recovery and the questionable geopolitical situation, we expect monetary policymakers to keep interest rates steady,

LETTER TO SHAREHOLDERS continued

while continuing to increase liquidity to fend off deflation. As clarity improves on the global picture, and demand strengthens domestically, we believe the Fed will begin a gradual tightening policy in the second half of the year.

While the Fed’s position on interest rates may limit gains in the Treasury market, we do not anticipate a bear market for bonds in 2003. The potential for expected stability in rates during the first half of the year may bode well for the mortgage securities market. We believe corporate bonds should continue to generate gains, as historically wide spreads contract. A positive bias in corporate earnings should support this trend. We believe the best total return opportunity for risk-oriented fixed income investors may lie in the high yield market. After not participating in the bond market gains of the past two years, this area appears poised for success given its historical correlation to a strengthening economy and an improving equity market. Spreads relative to Treasuries in this area are wider than historical averages, suggesting potentially attractive upside possibilities.

Moving to equities, we are optimistic about the potential for stocks in 2003. After three years of declines, we believe equities are better positioned for possible growth in the coming year. A steady pace of economic growth could enable companies in the Standard & Poor’s 500 Index to generate operating profit growth in the range of 8% over the next 12 months. Surprisingly, current valuations suggest there is little need to overweight portfolios either by investment style or market capitalization. Consequently, we believe a diversified approach to equities may benefit investors as the markets attempt to balance the improvement of domestic fundamentals in an uncertain world.

Importance of diversification

The volatility we have experienced in the financial markets over the past several months offers many reasons for building and maintaining a diversified portfolio rather than making investment decisions based on anticipated market movements. Exposure to various types of investments should remain a key component of a well-balanced portfolio. Establishing a Systematic Investment Plan* (SIP) can also be an effective tool to help you achieve your investment goals. As with all investment decisions, remember to consult your financial advisor to develop a strategy that will support your long-term objectives.

Please visit our Web site, EvergreenInvestments.com, for more information about our funds and other investment products available to you. From the Web site, you can also access our quarterly online shareholder newsletter, Evergreen Events, through the “About Evergreen Investments” menu tab. Thank you for your continuing support of Evergreen Investments.

* A regular investment program neither provides assurance of making a profit nor guarantees against loss in a declining market. You should consider your ability to make regular investments through periods of fluctuating price levels before choosing any regular investment plan.

William M. Ennis
President and Chief Executive Officer
Evergreen Investment Company, Inc.

Dennis H. Ferro
President and Chief Investment Officer
Evergreen Investment Management Company, LLC

FUND AT A GLANCE

as of December 31, 2002

“As we head into 2003, we intend to continue our diligent portfolio reviews, focusing on quality and seeking bonds we believe will offer the greatest potential from the anticipated market environment.”

MANAGEMENT TEAM

Michael Pietronico
Tax-Exempt Fixed Income Team Lead Manager

CURRENT INVESTMENT STYLE2

PERFORMANCE AND RETURNS1

Portfolio Inception Date: 10/20/1997
	Class A	Class B	Class C	Class I
Class Inception Date	2/28/2002	11/8/2002	11/8/2002	10/20/1997
Average Annual Return*

1 year with sales charge	5.47%	5.78%	8.65%	N/A

1 year w/o sales charge	10.74%	10.78%	10.78%	10.96%

5 year	6.04%	6.78%	6.88%	7.12%

Since inception	6.35%	7.22%	7.15%	7.39%

Maximum sales charge	4.75%	5.00%	1.00%
	Front End	CDSC	Front End	N/A
			1.00%
			CDSC

30-day SEC yield	2.75%	2.19%	1.94%	3.18%

Tax-equivalent yield**	4.48%	3.57%	3.16%	5.18%

12-month income dividends per share***	$0.30	$0.04	$0.04	$0.37

12-month capital gain distributions per share***	$0.11	$0.00	$0.00	$0.11

* Adjusted for maximum applicable sales charge, unless noted.
** Assumes maximum 38.6% federal tax rate. Results for investors subject to lower tax rates would not be as advantageous.
*** For Classes A, B and C for the period from commencement of class operations to December 31, 2002.

1 Past performance is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that investors’ shares, when redeemed, may be worth more or less than their original cost. The performance of each class may vary based on differences in loads, fees and expenses paid by the shareholders investing in each class. Performance includes the reinvestment of income dividends and capital gain distributions. Performance shown does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

Historical performance shown for Classes A, B and C prior to their inception is based on the performance of Class I. Historical performance for Class I is based on the performance of Select shares of the fund’s predecessor fund, OFFIT National Municipal Fund. The historical returns for Classes A, B and C have not been adjusted to reflect the effect of each class’ 12b-1 fee. These fees are 0.25% for Class A and 1.00% for Classes B and C. Class I and Select shares do not pay a 12b-1 fee. If these fees had been reflected, returns for Classes A, B and C would have been lower. The advisor is waiving a portion of its advisory fee. Had the fee not been waived, returns would have been lower.

2 Source: Morningstar, Inc.

Morningstar’s Style Box is based on a portfolio date as of 12/31/2002.

The fixed income Style Box placement is based on a fund’s average effective maturity or duration and the average credit rating of the bond portfolio.

FUND AT A GLANCE continued

LONG-TERM GROWTH

Comparison of a $10,000 investment in Evergreen Offit National Municipal Bond Fund Class A shares,1 versus a similar investment in the Lehman Brothers 5-Year Municipal Bond Index (LB5YMBI) and the Consumer Price Index (CPI).

The LB5YMBI is an unmanaged market index and does not include transaction costs associated with buying and selling securities, any mutual fund expenses or any taxes. The CPI is a commonly used measure of inflation and does not represent an investment return. It is not possible to invest directly in an index.

Class I shares are only offered to investment advisory clients of an investment advisor of an Evergreen fund (or its advisory affiliates), through special arrangements entered into on behalf of Evergreen funds with certain financial services firms, certain institutional investors and persons who owned Class Y shares in registered name in an Evergreen fund on or before December 31, 1994.

The fund’s investment objective is non-fundamental and may be changed without the vote of the fund’s shareholders.

The fund’s yield will fluctuate, and there can be no guarantee that the fund will achieve its objective or any particular tax-exempt yield. Income may be subject to federal alternative minimum tax as well as local income taxes.

Funds that invest in high yield, lower-rated bonds may contain more risk due to the increased possibility of default.

All data is as of December 31, 2002, and subject to change.

PORTFOLIO MANAGER INTERVIEW

How did the fund perform?

The fund’s Class A shares had a total return of 10.74% for the 12-month period ended December 31, 2002, excluding any applicable sales charges. During the same period, the Lehman Brothers 5-Year Municipal Bond Index returned 9.27%, while the median return of funds in the Lipper Intermediate Municipal Debt Funds Classification was 8.60%. Lipper is an independent monitor of mutual fund performance.

We attribute the fund’s strong performance to its active management style, particularly our successful navigation of the interest rate environment and shifts in the yield curve. Our substantial position in high-quality, liquid bonds also contributed to returns.

PORTFOLIO CHARACTERISTICS
(as of 12/31/2002)

Total Net Assets	$88,583,805

Average Credit Quality*	AA+

Effective Maturity	7.8 years

Average Duration	5.8 years

*Source: Standard & Poor’s

What was the investment environment like?

The environment was positive, despite some price fluctuations during the period. Prices rose, pushing yields lower, due to continued weakness in the equity market, an accommodating monetary policy, and intensifying geopolitical tensions. Between December 31, 2001, and December 31, 2002, the yields of 15-year municipal bonds dropped from 4.75% to 4.15%, 10-year municipal bond yields fell from 4.20% to 3.55%, five-year municipal bond yields declined from 3.40% to 2.35%, and the yields of two-year municipal bonds moved from 2.19% to 1.33%, according to the Municipal Market Data AAA-rated scale. Within the fund’s short to intermediate-term investment universe, bonds with seven to 12-year maturities produced higher returns than securities with shorter maturities, according to Lehman Brothers.

The relationship between supply and demand also supported prices. Investors devoured a record-setting amount of newly issued tax-exempt bonds in 2002. Municipalities took advantage of the low level of rates to fund projects and/or tighten balance sheets by refinancing older, higher-cost debt. The stubbornly weak state of the economy also affected supply. Tax revenues declined with the economy’s continued weakness. As a result, once brimming municipal coffers dwindled, and many officials relied more heavily on debt to fund budget gaps.

While heavy supply can put substantial downward pressure on bond prices, vigorous demand for bonds acted as a buoy for prices. Concerns about corporate integrity and plunging equity prices drove many investors out of stocks and into the relative safety and security of bonds. Furthermore, in light of the historically low level of yields, many investors sought municipal bonds over their taxable counterparts to maximize returns that were free of taxes. Consequently, prices in the tax-exempt sector rose.

PORTFOLIO MANAGER INTERVIEW continued

PORTFOLIO COMPOSITION
(as a percentage of 12/31/2002 portfolio assets)

General Obligation - State	26.4%

General Obligation - Local	14.4%

Transportation	9.5%

Miscellaneous Revenue	7.7%

Water & Sewer	6.9%

Airport	6.2%

Short-Term Investments	4.9%

Industrial Development	4.5%

Education	4.5%

Sales Tax	3.9%

Utility	3.6%

Power	2.4%

Special Tax	2.3%

Public Facilities	1.6%

Port Authority	1.2%

What strategies did you use to manage the fund?

We sought to maximize total return and income, reevaluating the fund’s holdings on a daily basis. These continual reviews were designed to enable the fund to generate the greatest total return possible, based on our interest rate forecast and yield curve analysis. Our strategy sought to identify bonds with attractive relative value that would benefit from anticipated shifts in the yield curve. Quality and liquidity also were key factors in our strategy. Those characteristics helped insulate the fund against the credit flare-ups that occurred in the market, a risk that increases when the economy is weak. Furthermore, highly liquid, high-quality bonds allowed us to make portfolio adjustments more smoothly and efficiently.

We maintained a fairly long duration for much of the period, in anticipation of lower interest rates. Expressed in years, duration measures a portfolio’s sensitivity to changes in interest rates. Lengthening duration increases interest rate sensitivity, while shortening duration enhances price stability. We primarily focused on bonds with high coupons, 12 to 15-year maturities, and 10-year call features that we believed had significant potential for advanced refunding. Call features allow the issuer to “call” their bonds away from an investor on a predetermined date, at a predetermined price. Often, bonds are called when interest rates have dropped so that issuers can refinance their bonds at lower rates. Investors may be well compensated when their bonds are pre-refunded, as the price of the bond can rise substantially as pre-refunding is expected. This strategy benefited returns over the past year, as several of the fund’s holdings were pre-refunded.

PORTFOLIO QUALITY*
(as a percentage of 12/31/2002 market value of bonds)

AAA	64.7%

AA	35.3%

*Source: Standard & Poor’s

What is your outlook?

We believe market rates will fluctuate and eventually move marginally higher. Ongoing geopolitical tensions and a continued accommodating monetary policy have fueled a tug-of-war with bond prices and yields. The demand for U.S. Treasuries has remained strong, keeping yields low, due to concerns over terrorism and the threat of war. However, low interest rates have had a considerable length of time to reinvigorate the economy; and we expect the economy to

PORTFOLIO MANAGER INTERVIEW continued

eventually strengthen, putting upward pressure on rates.

Investors have benefited greatly from municipal bonds over the past three years. In addition to providing safety and liquidity, municipal bonds have produced returns in excess of 9%. While we believe the tax-exempt sector may turn in solid performance again next year, expecting returns to approach double-digits would be less than prudent, especially if rates rise. We have taken steps to prepare the fund for such a scenario. For example, the fund has a substantial position of higher-coupon bonds; the income of which could help offset some of the price erosion associated with rising rates.

While we anticipate some challenges over the coming months, we know that periods of unsettled conditions are inevitable. We also believe that such environments can be catalysts for longer-term opportunity. As we head into 2003, we intend to continue our diligent portfolio reviews, focusing on quality and seeking bonds we believe will offer the greatest potential from the anticipated market environment.

FINANCIAL HIGHLIGHTS

(For a share outstanding throughout each period)

Year Ended
December 31, 2002[1,2]
CLASS A
Net asset value, beginning of period	$10.80
Income from investment operations
Net investment income	0.30
Net realized and unrealized gains or losses on securities	0.58
Total from investment operations	0.88

Distributions to shareholders from
Net investment income	-0.30
Net realized gains	-0.11
Total distributions to shareholders	-0.41

Net asset value, end of period	$11.27
Total return[3]	8.32%
Ratios and supplemental data
Net assets, end of period (thousands)	$1,477
Ratios to average net assets
Expenses[4]	0.75%[5]
Net investment income	3.03%[5]
Portfolio turnover rate	281%

1.  For the period from February 28, 2002 (commencement of class operations), to December 31, 2002.

2.  As of the close of business on November 8, 2002, Evergreen Offit National Municipal Bond Fund acquired the net assets of OFFIT National Municipal Fund ("OFFIT Fund"). OFFIT Fund was the accounting and performance survivor in this transaction. The financial highlights for the periods prior to November 11, 2002 are those of Advisor shares of OFFIT Fund.

3.  Excluding applicable sales charges

4.  The ratio of expenses to average net assets excludes expense reductions but includes fee waivers.

5.  Annualized

See Notes to Financial Statements

FINANCIAL HIGHLIGHTS

(For a share outstanding throughout each period)

Year Ended
December 31, 2002[1]
CLASS B
Net asset value, beginning of period	$11.17
Income from investment operations
Net investment income	0.04
Net realized and unrealized gains or losses on securities	0.10
Total from investment operations	0.14

Distributions to shareholders from
Net investment income	-0.04

Net asset value, end of period	$11.27
Total return[2]	1.22%
Ratios and supplemental data
Net assets, end of period (thousands)	$27
Ratios to average net assets
Expenses[3]	1.57%[4]
Net investment income	2.16%[4]
Portfolio turnover rate	281%

1.  For the period from November 8, 2002 (commencement of class operations), to December 31, 2002.

2.  Excluding applicable sales charges

3.  The ratio of expenses to average net assets excludes expense reductions but includes fee waivers.

4.  Annualized

See Notes to Financial Statements

FINANCIAL HIGHLIGHTS

(For a share outstanding throughout each period)

Year Ended
December 31, 2002[1]
CLASS C
Net asset value, beginning of period	$11.17
Income from investment operations
Net investment income	0.04
Net realized and unrealized gains or losses on securities	0.10
Total from investment operations	0.14

Distributions to shareholders from
Net investment income	-0.04

Net asset value, end of period	$11.27
Total return[2]	1.22%
Ratios and supplemental data
Net assets, end of period (thousands)	$539
Ratios to average net assets
Expenses[3]	1.48%[4]
Net investment income	1.63%[4]
Portfolio turnover rate	281%

1.  For the period from November 8, 2002 (commencement of class operations), to December 31, 2002.

2.  Excluding applicable sales charges

3.  The ratio of expenses to average net assets excludes expense reductions but includes fee waivers.

4.  Annualized

See Notes to Financial Statements

FINANCIAL HIGHLIGHTS

(For a share outstanding throughout each period)

	Year Ended December 31,
	2002[1]	2001	2000	1999	1998
CLASS I
Net asset value, beginning of period	$10.61	$10.66	$10.04	$10.43	$10.19
Income from investment operations
Net investment income	0.34	0.36	0.47	0.41	0.40
Net realized and unrealized gains or losses on securities	0.80	0.35	0.62	-0.39	0.29
Total from investment operations	1.14	0.71	1.09	0.02	0.69

Distributions to shareholders from
Net investment income	-0.37	-0.36	-0.47	-0.41	-0.40
Net realized gains	-0.11	-0.40	0	0	-0.05
Total distributions to shareholders	-0.48	-0.76	-0.47	-0.41	-0.45

Net asset value, end of period	$11.27	$10.61	$10.66	$10.04	$10.43
Total return	10.96%	6.79%	11.21%	0.14%	6.91%
Ratios and supplemental data
Net assets, end of period (thousands)	$86,542	$46,076	$25,745	$19,044	$29,735
Ratios to average net assets
Expenses[2]	0.51%	0.50%	0.50%	0.50%	0.50%
Net investment income	3.42%	3.26%	4.64%	3.96%	3.90%
Portfolio turnover rate	281%	424%	370%	299%	226%

1.  As of the close of business on November 8, 2002, Evergreen Offit National Municipal Bond Fund acquired the net assets of OFFIT National Municipal Fund ("OFFIT Fund" ). OFFIT Fund was the accounting and performance survivor in this transaction. The financial highlights for the periods prior to November 11, 2002 are those of Select shares of OFFIT Fund.

2.  The ratio of expenses to average net assets excludes expense reductions but includes fee waivers.

See Notes to Financial Statements

SCHEDULE OF INVESTMENTS

December 31, 2002

	Credit Rating (v)	Principal Amount	Value

MUNICIPAL OBLIGATIONS 93.8%
AIRPORT 6.1%
Denver, CO City & Cnty. Arpt. RB, Ser. A, 6.00%, 11/15/2015	AAA	$ 2,400,000	$ 2,697,168
San Jose, CA Arpt. RRB, Ser. A, 5.00%, 03/01/2012 #	AAA	2,460,000	2,752,222
5,449,390
EDUCATION 4.4%
Clear Creek, TX Independent Sch. Dist. RB, 5.00%, 02/15/2013	AAA	1,575,000	1,737,115
Texas Univ. RB, Ser. B, 6.00%, 08/15/2005	AAA	1,945,000	2,160,584
3,897,699
GENERAL OBLIGATION LOCAL 14.2%
Chicago, IL GO, Ser. B, 5.00%, 01/01/2009	AAA	350,000	388,378
Mecklenburg Cnty., NC GO, Ser. B, 4.50%, 02/01/2017	AAA	5,500,000	5,661,040
Ocean Cnty., NJ GO, Ser. A, 5.00%, 08/01/2006	Aa1	1,000,000	1,107,360
Phoenix, AZ GO:
Ser. A, 4.375%, 07/01/2010	AA+	4,000,000	4,305,680
Ser. B, 5.375%, 07/01/2017	AA+	1,000,000	1,110,290
12,572,748
GENERAL OBLIGATION STATE 25.9%
Delaware GO, Ser. A, 4.50%, 08/01/2008 ##	AAA	3,000,000	3,292,110
Illinois GO:
5.25%, 08/01/2008	AA	2,000,000	2,257,780
5.50%, 04/01/2011	AAA	250,000	285,642
Massachusetts GO, Ser. C, 5.375%, 12/01/2016	AAA	2,345,000	2,680,757
Minnesota GO, 5.00%, 10/01/2012	AAA	6,000,000	6,665,820
Missouri GO, 5.00%, 10/01/2009	AAA	5,000,000	5,632,750
North Carolina GO, Ser. A, 5.10%, 09/01/2017	AAA	700,000	801,402
Texas GO:
5.60%, 06/01/2009	AA	415,000	461,260
5.75%, 06/01/2011	AA	670,000	739,292
5.90%, 12/01/2014	AA	130,000	143,144
22,959,957
INDUSTRIAL DEVELOPMENT REVENUE 4.5%
New York Env. Facs. PCRB:
Ser. B, 5.20%, 05/15/2014	AAA	1,000,000	1,123,411
Ser. F, 5.25%, 11/15/2017	AAA	1,000,000	1,099,370
Ser. G, 4.50%, 10/15/2011	AAA	1,000,000	1,081,150
Ser. G, 5.25%, 10/15/2015	AAA	605,000	665,990
3,969,921
MISCELLANEOUS REVENUE 7.6%
New York, NY Fin. Auth. RB, Ser. C, 5.375%, 02/15/2014	AA+	6,000,000	6,716,580
See Notes to Financial Statements

SCHEDULE OF INVESTMENTS continued

December 31, 2002

	Credit Rating (v)	Principal Amount	Value

MUNICIPAL OBLIGATIONS continued
PORT AUTHORITY 1.2%
Port Oakland, CA RB, Ser. N, 5.00%, 11/01/2013	AAA	$ 1,000,000	$ 1,082,030
POWER 2.4%
New York Pwr. Auth. RB, Ser. A, 5.00%, 11/15/2017	AA-	2,000,000	2,133,120
PUBLIC FACILITIES 1.6%
San Diego, CA Pub. Facs. Financing Auth. RB, 5.00%, 08/01/2014	AAA	1,300,000	1,428,011
SALES TAX 3.8%
New York, NY City Transitional RB, 5.25%, 08/15/2009	AA+	2,950,000	3,365,065
SPECIAL TAX 2.3%
Los Angeles, CA Muni. Impt. Corp. Lease RB, Police Emergency, Ser. G, 5.25%, 09/01/2013	AAA	1,775,000	2,034,115
TRANSPORTATION 9.4%
New York Hwy. & Bridge Auth. RB:
Ser. A, 5.125%, 04/01/2013	AAA	1,500,000	1,654,875
Ser. B, 5.375%, 04/01/2015	AAA	2,000,000	2,232,040
Triborough, NY Bridge & Tunnel Auth. RB:
5.00%, 01/01/2015	AA-	1,800,000	1,939,158
Ser. A, 5.00%, 01/01/2016	AA-	1,000,000	1,069,500
Wisconsin Trans. RB:
Ser. A, 5.50%, 07/01/2009	AA-	725,000	831,089
Ser. A, 5.50%, 07/01/2014	AAA	500,000	576,865
8,303,527
UTILITY 3.6%
San Antonio, TX Elec. & Gas RB, 5.50%, 02/01/2012	AA+	2,770,000	3,155,418
WATER & SEWER 6.8%
Los Angeles, CA Dept. Wtr. RB, Ser. A, 5.25%, 07/01/2010	AAA	2,950,000	3,372,617
Michigan Muni. Bond Auth. RB:
5.375%, 10/01/2014	AAA	1,000,000	1,133,810
5.375%, 10/01/2015	AAA	615,000	692,201
Texas Wtr. Dev. Board RB, Sr. Lien, Ser. B, 5.75%, 07/15/2014	AAA	750,000	851,460
6,050,088
Total Municipal Obligations			83,117,669
See Notes to Financial Statements

SCHEDULE OF INVESTMENTS continued

December 31, 2002

	Shares	Value

SHORT-TERM INVESTMENTS 4.8%
MUTUAL FUND SHARES 4.8%
Evergreen Institutional Municipal Money Market Fund (o)	4,241,756	$ 4,241,756
Total Investments (cost $83,927,210) 98.6%		87,359,425
Other Assets and Liabilities 1.4%		1,224,380
Net Assets 100.0%		$ 88,583,805

(v)	Credit ratings are unaudited and rated by Moody’s Investors Service where Standard and Poor’s ratings are not available.
#	When-issued security
##	All or a portion of this security has been segregated for when-issued securities.
(o)	The advisor of the fund and the advisor of the money market fund are each a division of Wachovia Corporation.

Summary of Abbreviations:
GO	General Obligation
PCRB	Pollution Control Revenue Bond
RB	Revenue Bond
RRB	Refunding Revenue Bond

The following table shows the percent of total investments invested by geographic location as of December 31, 2002 (unaudited):
New York	27.6%
California	12.8%
Texas	11.1%
Minnesota	8.0%
North Carolina	7.8%
Missouri	6.7%
Arizona	6.5%
Delaware	4.0%
Illinois	3.6%
Colorado	3.3%
Massachusetts	3.3%
Michigan	2.2%
Wisconsin	1.7%
New Jersey	1.4%
Total	100.0%
See Notes to Financial Statements

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2002

Assets
Identified cost of securities	$ 83,927,210
Net unrealized gains on securities	3,432,215

Market value of securities	87,359,425
Receivable for securities sold	4,356,703
Interest receivable	1,249,958
Prepaid expenses and other assets	69,791

Total assets	93,035,877

Liabilities
Dividends payable	145,005
Payable for securities purchased	2,666,320
Payable for Fund shares redeemed	1,598,428
Advisory fee payable	20,242
Distribution Plan expenses payable	70
Due to other related parties	493
Accrued expenses and other liabilities	21,514

Total liabilities	4,452,072

Net assets	$ 88,583,805

Net assets represented by
Paid-in capital	$ 84,420,233
Overdistributed net investment income	(15,397)
Accumulated net realized gains on securities	746,754
Net unrealized gains on securities	3,432,215

Total net assets	$ 88,583,805

Net assets consists of
Class A	$ 1,476,858
Class B	26,547
Class C	538,591
Class I	86,541,809

Total net assets	$ 88,583,805

Shares outstanding
Class A	131,101
Class B	2,356
Class C	47,811
Class I	7,682,293

Net asset value per share
Class A	$ 11.27
Class A -- Offering price (based on sales charge of 4.75%)	$ 11.83
Class B	$ 11.27
Class C	$ 11.27
Class I	$ 11.27

See Notes to Financial Statements

STATEMENT OF OPERATIONS

Year Ended December 31, 2002

Investment income
Interest	$ 2,667,846

Expenses
Advisory fee	238,286
Distribution Plan expenses
Class A	717
Class B	27
Class C	330
Administrative services fees	81,136
Transfer agent fee	20,690
Trustees’ fees and expenses	1,816
Printing and postage expenses	12,406
Custodian fee	19,532
Registration and filing fees	16,853
Professional fees	10,445
Other	22,772

Total expenses	425,010
Less: Expense reductions	(123)
Fee waivers	(77,451)

Net expenses	347,436

Net investment income	2,320,410

Net realized and unrealized gains or losses on securities
Net realized gains on securities	1,467,468
Net change in unrealized gains or losses on securities	3,246,312

Net realized and unrealized gains or losses on securities	4,713,780

Net increase in net assets resulting from operations	$ 7,034,190

See Notes to Financial Statements

STATEMENTS OF CHANGES IN NET ASSETS

	Year Ended December 31,
	2002		2001

Operations
Net investment income		$ 2,320,410		$ 1,165,806
Net realized gains on securities		1,467,468		1,579,404
Net change in unrealized gains or losses on securities		3,246,312		(609,191)

Net increase in net assets resulting from operations		7,034,190		2,136,019

Distributions to shareholders from
Net investment income
Class A		(8,840)		0
Class B		(61)		0
Class C		(637)		0
Class I		(2,326,269)		(1,165,806)
Net realized gains
Class A		(2,350)		0
Class I		(825,229)		(1,542,056)

Total distributions to shareholders		(3,163,386)		(2,707,862)

	Shares		Shares
Capital share transactions
Proceeds from shares sold
Class A	130,093	1,424,646	0	0
Class B	2,354	25,986	0	0
Class C	136,774	1,519,577	0	0
Class I	5,387,731	59,167,559	2,863,903	31,237,336

		62,137,768		31,237,336

Net asset value of shares issued in
reinvestment of distributions
Class A	1,008	11,191	0	0
Class B	2	23	0	0
Class C	31	347	0	0
Class I	129,559	1,430,143	172,089	1,846,244

		1,441,704		1,846,244

Payment for shares redeemed
Class A	0	0	0	0
Class B	0	0	0	0
Class C	(88,994)	(990,431)	0	0
Class I	(2,178,245)	(23,952,430)	(1,108,464)	(12,179,957)

		(24,942,861)		(12,179,957)

Net increase in net assets resulting from capital share transactions		38,636,611		20,903,623

Total increase in net assets		42,507,415		20,331,780
Net assets
Beginning of period		46,076,390		25,744,610

End of period		$ 88,583,805		$ 46,076,390

Overdistributed net investment income		$ (15,397)		$ 0

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

Evergreen Offit National Municipal Bond Fund (the “Fund”) is a non-diversified series of Evergreen Municipal Trust (the “Trust”), a Delaware business trust organized on September 18, 1997. The Trust is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”).

As of the close of business on November 8, 2002, the net assets of OFFIT National Municipal Fund (“OFFIT Fund”), a series of The OFFIT Investment Fund, Inc., were acquired by the Fund in exchange for shares of the Fund. Advisor shares and Select shares of OFFIT Fund received Class A and Class I shares of the Fund, respectively. As OFFIT Fund contributed the majority of the net assets and shareholders to the Fund, the accounting and performance history of the OFFIT Fund has been carried forward.

The Fund offers Class A, Class B, Class C and Institutional (“Class I”) shares. Class A shares are sold with a front-end sales charge. Class B and Class C shares are sold without a front-end sales charge, but pay a higher ongoing distribution fee than Class A and are sold subject to a contingent deferred sales charge that is payable upon redemption and decreases depending on how long the shares have been held. Class I shares are sold without a front-end sales charge or contingent deferred sales charge.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with generally accepted accounting principles, which require management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.

a. Valuation of investments

Portfolio debt securities acquired with more than 60 days to maturity are valued at prices obtained from an independent pricing service which takes into consideration such factors as similar security prices, yields, maturities, liquidity and ratings. Securities for which valuations are not available from an independent pricing service may be valued by brokers which use prices provided by market makers or estimates of market value obtained from yield data relating to investments or securities with similar characteristics.

Investments in other mutual funds are valued at net asset value. Securities for which market quotations are not available are valued at fair value as determined in good faith, according to procedures approved by the Board of Trustees.

b. When-issued and delayed delivery transactions

The Fund records when-issued securities no later than one business day after the trade date and maintains security positions such that sufficient liquid assets will be available to make payment for the securities purchased. Securities purchased on a when-issued or delayed delivery basis are marked-to-market daily and begin earning interest on the settlement date. Losses may occur on these transactions due to changes in market conditions or the failure of counterparties to perform under the contract.

NOTES TO FINANCIAL STATEMENTS continued

c. Security transactions and investment income

Security transactions are recorded no later than one business day after the trade date. Realized gains and losses are computed using the specific cost of the security sold. Interest income is recorded on the accrual basis and includes accretion of discounts and amortization of premiums.

d. Federal taxes

The Fund intends to continue to qualify as a regulated investment company and distribute all of its taxable and tax-exempt income, including any net capital gains (which have already been offset by available capital loss carryovers). Accordingly, no provision for federal taxes is required.

e. Distributions

Distributions to shareholders from net investment income are accrued daily and paid monthly. Distributions from net realized gains are recorded on the ex-dividend date. Such distributions are determined in conformity with income tax regulations, which may differ from generally accepted accounting principles.

Reclassifications have been made to the Fund’s components of net assets to reflect income and gains available for distribution (or available capital loss carryovers, as applicable) under income tax regulations.

f. Class allocations

Income, common expenses and realized and unrealized gains and losses are allocated to the classes based on the relative net assets of each class. Distribution fees, if any, are calculated daily at the class level based on the appropriate net assets of each class and the specific expense rates applicable to each class.

3. ADVISORY FEES AND OTHER TRANSACTIONS WITH AFFILIATES

OFFITBANK Fund Advisors, a subsidiary of Wachovia Corporation (“Wachovia”), is the investment advisor to the Fund and is paid an annual fee of 0.35% of the Fund’s average daily net assets.

During the year ended December 31, 2002, the investment advisor waived its fees in the amount of $61,622, which represents 0.09% of the Fund’s average daily net assets.

Evergreen Investment Services, Inc. (“EIS”), an indirect, wholly-owned subsidiary of Wachovia, is the administrator to the Fund. As administrator, EIS provides the Fund with facilities, equipment and personnel and is paid an administrative fee of 0.10% of the Fund’s average daily net assets.

Evergreen Service Company, LLC (“ESC”), an indirect, wholly-owned subsidiary of Wachovia, is the transfer and dividend disbursing agent for the Fund. ESC receives account fees that vary based on the type of account held by the shareholders in the Fund.

Prior to September 23, 2002, PFPC Inc., an indirect majority-owned subsidiary of The PNC Financial Services Group, Inc., provided administrative, fund accounting, transfer and dividend disbursing agent services for the Fund. For its administrative services, PFPC Inc. received a fee at an annual rate starting at 0.125% and declining to 0.0275% as average daily net assets increased.

NOTES TO FINANCIAL STATEMENTS continued

For providing fund accounting services to the Fund, PFPC Inc. had received a fee of $1,250 per month plus out of pocket expenses. During the year ended December 31, 2002, PFPC Inc. waived its fees in the amount of $15,829, which represents 0.02% of the Fund’s average daily net assets.

4. DISTRIBUTION PLANS

Evergreen Distributor, Inc. (“EDI”), a wholly-owned subsidiary of BISYS Fund Services, Inc., serves as principal underwriter to the Fund.

The Fund has adopted Distribution Plans, as allowed by Rule 12b-1 of the 1940 Act, for each class of shares, except Class I. Under the Distribution Plans, distribution fees are paid at an annual rate of 0.25% of the average net assets for Class A shares and 1.00% of the average net assets for Class B and Class C shares.

5. SECURITIES TRANSACTIONS

Cost of purchases and proceeds from sales of investment securities (excluding short-term securities) were $212,403,783 and $176,467,019, respectively, for the year ended December 31, 2002.

On December 31, 2002, the aggregate cost of securities for federal income tax purposes was $83,927,210. The gross unrealized appreciation and depreciation on securities based on tax cost was $3,447,258 and $15,043, respectively, with a net unrealized appreciation of $3,432,215.

6. INTERFUND LENDING

Pursuant to an Exemptive Order issued by the SEC, the Fund, along with other certain funds in the Evergreen fund family may participate in an interfund lending program. This program allows the funds to borrow from, or lend money to, other participating funds. During the year ended December 31, 2002, the Fund did not participate in the interfund lending program.

7. DISTRIBUTIONS TO SHAREHOLDERS

As of December 31, 2002, the components of distributable earnings on a tax basis were as follows:

Undistributed Ordinary Income	Overdistributed Exempt-Interest Income	Unrealized Appreciation

$746,754	$15,397	$3,432,215

The differences between the components of distributable earnings on a tax basis and the amounts reflected in the Statement of Assets and Liabilities are primarily due to short-term capital gains, which are considered ordinary income for income tax purposes.

The tax character of distributions paid for the year ended December 31, 2002 was as follows:

Ordinary Income	Exempt-Interest Dividends	Long-Term Capital Gain

$389,880	$2,321,481	$452,025

NOTES TO FINANCIAL STATEMENTS continued

8. EXPENSE REDUCTIONS

Through expense offset arrangements with ESC and the Fund’s custodian, a portion of fund expenses has been reduced. The Fund received expense reductions of $123, which represents 0.00% of its average daily net assets.

9. DEFERRED TRUSTEES’ FEES

Each independent Trustee of the Fund may defer any or all compensation related to performance of their duties as Trustees. The Trustees’ deferred balances are allocated to deferral accounts, which are included in the accrued expenses for the Fund. The investment performance of the deferral accounts are based on the investment performance of certain Evergreen funds. Any gains earned or losses incurred in the deferral accounts are reported in the Fund’s Trustees’ fees and expenses. At the election of the Trustees, the deferral account will be paid either in one lump sum or in quarterly installments for up to ten years.

10. FINANCING AGREEMENT

The Fund and certain other Evergreen funds share in a $150 million unsecured revolving credit commitment for temporary and emergency purposes, including the funding of redemptions, as permitted by each Fund’s borrowing restrictions. Borrowings under this facility bear interest at 0.50% per annum above the Federal Funds rate. All of the participating funds are charged an annual commitment fee of 0.09% of the unused balance, which is allocated pro rata.

During the year ended December 31, 2002, the Fund had no borrowings under this agreement.

11. CONCENTRATION OF RISK

The Fund may invest a substantial portion of its assets in issuers of municipal debt securities located in a single state, therefore, it may be more affected by economic and political developments in that state or region than would be a comparable general tax-exempt mutual fund.

12. SUBSEQUENT EVENT

Effective January 1, 2003, Evergreen Investment Management Company, LLC, a wholly-owned subsidiary of Wachovia, became the investment advisor to the Fund and is paid for its services at the same rate as its prior investment advisor.

INDEPENDENT AUDITORS’ REPORT

Board of Trustees and Shareholders
Evergreen Municipal Trust

We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of the Evergreen Offit National Municipal Bond Fund, a portfolio of Evergreen Municipal Trust, as of December 31, 2002, and the related statement of operations for the year then ended, the statements of changes in net assets and the financial highlights for each of the years in the two-year period then ended. These financial statements and financial highlights are the responsibility of the Fund’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The financial highlights for each of the years or periods in the three-year period ended December 31, 2000 were audited by other auditors whose report thereon, dated February 16, 2001 expressed an unqualified opinion on those financial highlights.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2002 by correspondence with the custodian. As to securities purchased or sold but not yet received or delivered, we performed other appropriate audit procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Evergreen Offit National Municipal Bond Fund, as of December 31, 2002, the results of its operations, changes in its net assets, and financial highlights for each of the years or periods described above in conformity with accounting principles generally accepted in the United States of America.

Boston, Massachusetts
February 7, 2003

ADDITIONAL INFORMATION (unaudited)

Pursuant to Section 852 of the Internal Revenue Code, the Fund has designated aggregate and per share capital gain distributions of $452,025 and $0.0602, respectively, for the fiscal year ended December 31, 2002.

For the fiscal year ended December 31, 2002, the percentage representing the portion of distributions from net investment income, which are exempt from federal income tax, other than alternative minimum tax is 99.35%.

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TRUSTEES AND OFFICERS

TRUSTEES[1]
Charles A. Austin III Trustee DOB: 10/23/1934 Term of office since: 1991 Other directorships: None	Principal occupations: Investment Counselor, Anchor Capital Advisors, Inc. (investment advice); Director, The Andover Companies (insurance); Trustee, Arthritis Foundation of New England; The Francis Ouimet Society; Former Investment Counselor, Appleton Partners, Inc. (investment advice); Former Director, Executive Vice President and Treasurer, State Street Research & Management Company (investment advice); Former Director, Health Development Corp. (fitness-wellness centers); Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

K. Dun Gifford Trustee DOB: 10/23/1938 Term of office since: 1974 Other directorships: None	Principal occupations: Chairman and President, Oldways Preservation and Exchange Trust (education); Trustee, Treasurer and Chairman of the Finance Committee, Cambridge College; Former Managing Partner, Roscommon Capital Corp.; Former Chairman of the Board, Director, and Executive Vice President, The London Harness Company (leather goods purveyor); Former Chairman, Gifford, Drescher & Associates (environmental consulting); Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

Leroy Keith, Jr. Trustee DOB: 2/14/1939 Term of office since: 1983 Other directorships: Trustee, Phoenix Series Fund, Phoenix Multi-Portfolio Fund, and The Phoenix Big Edge Series Fund	Principal occupations: Partner, Stonington Partners, Inc. (private investment firm); Trustee of Phoenix Series Fund, Phoenix Multi-Portfolio Fund, and The Phoenix Big Edge Series Fund; Former Chairman of the Board and Chief Executive Officer, Carson Products Company (manufacturing); Former Director of Phoenix Total Return Fund and Equifax, Inc. (worldwide information management); Former President, Morehouse College; Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

Gerald M. McDonnell Trustee DOB: 7/14/1939 Term of office since: 1988 Other directorships: None	Principal occupations: Sales Manager, SMI-STEEL – South Carolina (steel producer); Former Sales and Marketing Management, Nucor Steel Company; Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

Thomas L. McVerry Trustee DOB: 8/2/1938 Term of office since: 1993 Other directorships: None	Principal occupations: Director of Carolina Cooperative Credit Union; Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

William Walt Pettit Trustee DOB: 8/26/1955 Term of office since: 1984 Other directorships: None	Principal occupations: Partner and Vice President in the law firm of Kellam & Pettit, P.A.; Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

David M. Richardson Trustee DOB: 9/19/1941 Term of office since: 1982 Other directorships: None	Principal occupations: President, Richardson, Runden & Company (new business development/consulting company); Managing Director, Kennedy Information, Inc. (executive recruitment information and research company); Trustee, 411 Technologies, LLP (communications); Director, J&M Cumming Paper Co. (paper merchandising); Columnist, Commerce and Industry Association of New Jersey; Former Vice Chairman, DHR International, Inc. (executive recruitment); Former Senior Vice President, Boyden International Inc. (executive recruitment); Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

Russell A. Salton III, MD Trustee DOB: 6/2/1947 Term of office since: 1984 Other directorships: None	Principal occupations: Medical Director, Healthcare Resource Associates, Inc.; Former Medical Director, U.S. Health Care/Aetna Health Services; Former Consultant, Managed Health Care; Former President, Primary Physician Care; Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

TRUSTEES AND OFFICERS continued

Michael S. Scofield Trustee DOB: 2/20/1943 Term of office since: 1984 Other directorships: None	Principal occupations: Attorney, Law Offices of Michael S. Scofield; Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

Richard J. Shima Trustee DOB: 8/11/1939 Term of office since: 1993 Other directorships: None	Principal occupations: Independent Consultant; Director, Trust Company of CT; Trustee, Saint Joseph College (CT); Director of Hartford Hospital, Old State House Association; Trustee, Greater Hartford YMCA; Former Chairman, Environmental Warranty, Inc. (insurance agency); Former Executive Consultant, Drake Beam Morin, Inc. (executive outplacement); Former Director of Enhance Financial Services, Inc.; Former Director of CTG Resources, Inc. (natural gas); Former Director Middlesex Mutual Assurance Company; Former Chairman, Board of Trustees, Hartford Graduate Center; Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

Richard K. Wagoner, CFA[2] Trustee DOB: 12/12/1937 Term of office since: 1999 Other directorships: None	Principal occupations: Current Member and Former President, North Carolina Securities Traders Association; Member, Financial Analysts Society; Former Chief Investment Officer, Executive Vice President and Head of Capital Management Group, First Union National Bank; Former Consultant to the Boards of Trustees of the Evergreen Funds; Former Member, New York Stock Exchange; Former Trustee, Mentor Funds and Cash Resource Trust.
OFFICERS
William M. Ennis[3] President DOB: 6/26/1960 Term of office since: 1999	President and Chief Executive Officer, Evergreen Investment Company, Inc. and Chief Operating Officer, Capital Management Group, Wachovia Bank, N.A.

Carol Kosel[4] Treasurer DOB: 12/25/1963 Term of office since: 1999	Senior Vice President, Evergreen Investment Services, Inc. and Treasurer, Vestaur Securities, Inc.; former Senior Manager, KPMG LLP.

Michael H. Koonce[4] Secretary DOB: 4/20/1960 Term of office since: 2000	Senior Vice President and General Counsel, Evergreen Investment Services, Inc.; Senior Vice President and Assistant General Counsel, Wachovia Corporation; former Senior Vice President and General Counsel, Colonial Management Associates, Inc.; former Vice President and Counsel, Colonial Management Associates, Inc.

Nimish S. Bhatt[5] Vice President and Assistant Treasurer DOB: 6/6/1963 Term of office since: 1998	Vice President, Tax, BISYS Fund Services; former Assistant Vice President, EAMC/First Union National Bank; former Senior Tax Consulting/Acting Manager, Investment Companies Group, PricewaterhouseCoopers LLP, New York.

Bryan Haft[5] Vice President DOB: 1/23/1965 Term of office since: 1998	Team Leader, Fund Administration, BISYS Fund Services.

1 Each Trustee serves until a successor is duly elected or qualified or until his death, resignation, retirement or removal from office. The address of each Trustee is 200 Berkeley Street, Boston, MA 02116. Each Trustee oversees 105 Evergreen funds.

2 Mr. Wagoner is an “interested person” of the fund because of his ownership of shares in Wachovia Corporation (formerly First Union Corporation), the parent to the fund’s investment advisor.

3 The address of the Officer is 401 S. Tryon Street, 20th Floor, Charlotte, NC 28288.

4 The address of the Officer is 200 Berkeley Street, Boston, MA 02116.

5 The address of the Officer is 3435 Stelzer Road, Columbus, OH 43219. Additional information about the fund’s Board of Trustees and Officers can be found in the Statement of Additional Information (SAI) and is available upon request without charge by calling 800.343.2898.

Additional information about the fund's Board of Trustees and Officers can be found in the Statement of Additional Information (SAI) and is available upon request without charge by calling 800.343.2898.

Investments that stand the test of time

Year in and year out, Evergreen Investments seeks to provide each client with sound, time-tested investment strategies designed for sustainable long-term success. With over $233 billion* in assets under management, we manage diverse investments from institutional portfolios to mutual funds, variable annuities to retirement plans, alternative investments to private accounts. Our commitment to every one of our clients is reflected in the rigor and discipline with which we manage investments.

We offer a complete family of mutual funds designed to help investors meet a wide range of financial goals. From money market funds that meet short-term needs to international funds that involve greater risk but seek potentially higher returns, Evergreen provides a broad array of flexible investment options. Across all investment styles, we are committed to providing investors with investment excellence day after day, quarter after quarter and year after year.

*As of November 30, 2002

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FOR MORE INFORMATION
Evergreen Express Line 800.346.3858
Evergreen Investor Services 800.343.2898

The Dalbar Mutual Fund Service Award symbolizes the achievement of the highest tier of service to shareholders within the mutual fund industry. It is awarded only to firms that exceed industry norms in key service areas. Evergreen Investments was measured against 62 mutual fund service providers.

564981 2/2003

Evergreen Investments
200 Berkeley Street
Boston, MA 02116-5034